STRUCTURED INVESTMENTS

An Introduction to Protect Principal Investments	Free Writing Prospectus Registration Statement No. 333-131266 Dated February 8, 2008 Filed Pursuant to Rule 433

Structured investments from Morgan Stanley offer you new ways to pursue specific investment objectives. The innovative features of these securities include Principal Protection, Leveraged Performance and Yield Enhancement. In addition to these features, structured investments can provide exposure to a variety of underlying assets — some of which can be difficult for individual investors to access through traditional means — including stocks, currencies, commodities and interest rates.

Growth Potential with Controlled Risk

If you tend to shy away from equities, currencies or commodities because you are unwilling to risk your principal, Morgan Stanley Protect Principal investments may provide a suitable investment solution.

Protect Principal investments provide access to diverse asset classes with the benefit of full principal protection at maturity. They are designed to protect against losses while providing the opportunity to participate in any gains generated from an underlying asset.

Some Protect Principal investments provide partial protection at maturity and are designed to limit losses.

PROTECT PRINCIPAL INVESTMENTS MAY BE APPROPRIATE FOR INVESTORS WHO:

•  Are focused on preserving principal for medium- to long-term goals such as college tuition or retirement
•  Have a conservative investment strategy
•  Want to manage overall portfolio risk
•  Are willing to give up a fixed coupon for a potential pick-up in returns through exposure to other assets

How Protect Principal Investments Work

Protect Principal investments combine certain features of fixed-income securities, such as return of principal at maturity, with the potential for capital appreciation based on the performance of an underlying asset.

POTENTIAL BENEFITS
Most Protect Principal investments offer full principal protection at maturity.  This means the investment returns 100% of your initial investment at maturity, even if the underlying asset has depreciated.

• Preservation of capital • Growth potential • Diversification
In addition to the protected amount, investors may receive an additional payment based on the performance of an underlying asset or combination of assets including equities, commodities or currencies.	CONSIDERATIONS
To assist in portfolio allocation, Morgan Stanley regularly offers Protect Principal investments linked to the performance of commodities, currencies and global equities. As a complement, Morgan Stanley also offers Protect Principal investments designed to provide access to tactical investment themes.
• Principal is protected only if the investment is held to maturity • Secondary trading may be limited • No interest payments

MORGAN STANLEY PROTECT PRINCIPAL INVESTMENTS OFFER A HIGH LEVEL OF TRANSPARENCY AND ACCESSIBILITY

•  Fixed terms
•  Formula-based returns
•  Defined underlyings
•  Minimum investments starting as low as $1000

Protect Principal Sample Solutions

Morgan Stanley Structured Investments offers various types of Protect Principal solutions, each designed to deliver a unique payoff at maturity.

CAPITAL PROTECTED NOTES (CPN)	Provide market exposure (sometimes with leverage) with a minimum return of principal at maturity

Investor has a bullish outlook on the asset over the investment term, but is concerned about potential principal loss.

•  Return of principal at maturity regardless of asset performance
•  Opportunity to participate in the price performance of an asset
•  May yield no positive return if the underlying asset does not perform in a specified manner
•  Usually do not provide for interest payments
•  Principal protection is available at maturity, subject to issuer credit risk

JUMP CAPITAL PROTECTED NOTES	Provide market exposure with a minimum return of principal at maturity in addition to a minimum profit if the asset appreciates

Investor has a bullish or moderately bullish outlook on the asset over the investment term, but would like a substantial minimum return if the asset appreciates at all at maturity.

•  Return of principal at maturity regardless of asset performance
•  “Jump” payout – minimum return if basket has appreciated at all at maturity
•  In most cases, participation in any appreciation greater than the minimum return
•  Usually do not provide for interest payments
•  Principal protection is available at maturity, subject to issuer credit risk
•  If the underlying does not appreciate, the note does not pay a return above the principal amount at maturity

PROTECTED ABSOLUTE RETURN BARRIER NOTES	Offer a positive return if the asset has appreciated or depreciated at maturity provided that the asset has never traded outside a specified range at any point during the investment term

Investor is uncertain about the market’s direction but expects underlying will stay within a predetermined trading range during the investment term.

•  Provides a positive return whether the asset performance is positive or negative, provided that the asset never trades outside a specified range
•  100% return of principal at maturity
•  If the asset trades outside a predetermined band, the note does not pay a return above the principal amount at maturity
•  Usually do not provide for interest payments
•  Principal protection is available at maturity, subject to issuer credit risk

SAMPLE SOLUTION

Capital Protected Note (“CPN”)

Building a Core Allocation to Commodities with
Principal Protection at Maturity

Including commodities in a strategic asset allocation may provide benefits such as the potential for positive returns and portfolio diversification. However, accessing commodities has often proved difficult and risky for individual investors.

As a market leader in both commodities and structured investments,
Morgan Stanley is well-positioned to deliver innovative commodity-based investment solutions to help meet investors’ portfolio needs.

Sample Terms

UNDERLYING	Diversified basket of commodities
MATURITY	3 years
PROTECTION AMOUNT	100% of initial investment
PARTICIPATION	100% of any basket appreciation

Commodity-Linked CPN Returns at Maturity

This sample CPN offers investors the opportunity to express a bullish view on commodities with 100% principal protection at maturity. This means that even if the basket depreciates, the investor receives at least par at maturity. Investor does not receive interest payments.

SAMPLE SOLUTION

Jump CPN

Implementing a Currency View with a
Minimum Return of Principal at Maturity

Investors looking to diversify their exposure to US dollars, potentially to profit from a view on currencies, or to improve the diversification of a traditional stock and bond portfolio may consider investing in currency-linked structured investments.

Accessing currencies and implementing currency-based strategies effectively can be difficult for individual investors. As a global leader in foreign exchange markets and structured investments, Morgan Stanley provides access for individual investors to some of the currency strategies used by institutional investors.

Sample Terms

UNDERLYING	Basket of global emerging-market currencies
MATURITY	2 years
PROTECTION AMOUNT	100% of initial investment
JUMP INCOME	20% minimum return if any appreciation
of basket at maturity
PARTICIPATION	100% at maturity

Currency Jump CPN Returns at Maturity

SAMPLE SOLUTION

Protected Absolute Return Barrier Note

Implementing a Market-Neutral View on Equities

Protect Principal investments linked to equity markets may help maintain an investor’s desired exposure to equities with limited downside risk, which may provide better long-term returns than fixed income investments or cash.

Protected Absolute Return Barrier Notes are a market-neutral strategy that generates a positive return as long as the market does not trade above or below a defined Barrier
Level at any time during the investment term.

Sample Terms

UNDERLYING	Large Cap Equity Index
MATURITY	18 months
PARTICIPATION	100% of any basket appreciation, assuming
barrier is not breached
BARRIER LEVEL	18% above and 18% below the initial index level
MAXIMUM PAYMENT AT MATURITY	118% of par

Returns at Maturity

BARRIER BREACHED: If the equity basket trades through the barrier at any time on any day during the term of the investment

BARRIER INTACT: Equity basket does not trade at or through the barrier at any time on any day during the term of the investment

Who Should Consider Investing in
Morgan Stanley’s Protect Principal Solutions?

While investors’ risk tolerance and market views vary, Morgan Stanley Protect Principal solutions may provide an opportunity to improve the risk and return profile of a traditional investment portfolio.

As a market leader in equity, currency, fixed income and  commodity markets, Morgan Stanley is well-positioned to deliver innovative solutions to help meet our clients’ specific investment needs. We continually extend our range of structured investment offerings beyond traditional asset classes, and today our Structured Investments product platform covers many segments of the financial markets, giving you the opportunity to build a strategically diversified financial portfolio.

Your Financial Advisor can help you determine how Protect Principal solutions might work best in your portfolio, based on your unique investment goals, time horizon and risk preferences. For more information on Protect Principal or other solutions offered by Morgan Stanley Structured Investments, please contact your Financial Advisor.

Selected Risk Considerations

Protect Principal investments do not pay interest and may not pay more than the principal amount at maturity. Unlike ordinary debt securities, Protect Principal investments do not pay interest. Instead, at maturity, the investor receives the principal amount plus a supplemental redemption amount if the underlying asset final value is greater than its initial value. In the case of a Protected Absolute Return Barrier Note, the investor receives a supplemental redemption amount only if the underlying asset has not traded above or below a defined barrier level at any time during the investment term.

You may receive only your original investment at maturity.
Because the supplemental redemption amount due at maturity on Protect Principal investments may equal zero, the return on your investment (i.e., the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The return of only the principal amount at maturity may not compensate you for the effects of inflation or other factors relating to the value of money over time.

Protect Principal investments linked to multiple underlying assets are subject to changes in value that may offset each other. Price movements in the underlying assets of Protect Principal investments may not correlate with each other. At a time when the value of one or more of the underlying assets increases, the value of one or more of the other underlying assets may not increase as much, or may decline in value. Therefore, in calculating the final value on the determination date, increases in the value of one or more of the underlying assets may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other underlying assets.

Protect Principal investments linked to a foreign underlying asset may result in exposure to currency exchange risk. If the underlying asset is quoted in the US dollar equivalent of the original underlying currency, holders of Protect Principal investments will be exposed to currency exchange rate risk with respect to each of the currencies in which such underlying asset or its components trade. An investor’s net exposure depends on the extent to which the currencies of the underlying assets strengthen or weaken against the US dollar. If the US dollar strengthens against the currency of the underlying asset, the value of that underlying asset would be reduced.

Protect Principal investments linked to a foreign currency are subject to currency exchange risk. Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions. Exchange rate movements are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to a specific region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in  the related countries.

The value of commodities may change unpredictably and affect the value of your investment in unforeseeable ways. Protect Principal investments linked to the price of commodities or the value of commodity indices are considered speculative and prices for commodities and related contracts and values of commodity indices may fluctuate significantly over short periods for a variety of factors, including changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The volatility of a commodity also affects the value of the forward price and forward contracts related to that commodity and therefore its price at any given time.

There may be little or no secondary market for Protect Principal investments and you may receive less than the stated principal amount if you sell prior to maturity. Prior to maturity, Protect Principal investments may, depending on market conditions, trade below the original issue price and you may receive less, and possibly significantly less, than the stated principal amount if you sell your investments prior to maturity. There may be little or no secondary market for Protect Principal investments and you should be prepared to hold them until maturity.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. These documents are available free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

This material was prepared by sales, trading or other non-research personnel of Morgan Stanley & Co. Incorporated (together with its affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst. These views may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.

An investment in Morgan Stanley Structured Investments may not be suitable for all investors. These investments involve risks. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This material does not provide individually tailored investment advice nor does it offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under US federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

This material is not for distribution outside the United States of America.

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC.

© 2008 Morgan Stanley

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